WESCAST ANNOUNCES QUARTERLY DIVIDEND

Brantford, Ontario, February 23, 2005 Wescast Industries Inc. ("Wescast" - TSX: WCS.SV.A; NASDAQ: WCST) announced today that its board of directors approved a quarterly dividend on its Class A Subordina te Voting Shares and Class B Shares (together, the “Common Shares”) in the amount of $0.06 per share. This new dividend rate is expected to generate an annual cash flow benefit of approximately $3 million, compared to the previous annual dividend rate. The new dividend rate is effective for the quarterly dividend payable on March 29, 2005 to shareholders of record at the close of business on March 5, 2005.

“Wescast has had a long history of paying a cash dividend since our board believes a dividend is an important element in providing a return to our shareholders,” said Ed Frackowiak, Chairman & Chief Executive Officer. “However, our board has concluded that reducing the dividend is financially prudent at this time, given the current challenges in the North American auto parts sector. The annual cash savings provides us with additional liquidity to make the strategic investments necessary to maintain Wescast’s leading position in the global markets we serve.”

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are coordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000